SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
John D. Hendrick
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000

May 20, 2019
(Date of event which requires filing of this statement)
________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []
________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,170
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 826,170
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,170
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.91%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,149,274 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share (the "Class B Stock"), outstanding on April 26, 2019, as provided by the Issuer.

CUSIP NO. 607495108	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: John D. Hendrick, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 826,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 826,170
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,170
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.91%[2]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Based on 4,149,274 voting shares of the Issuer’s Class B Stock outstanding on April 26, 2019, as provided by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on August 31, 2018, and as further amended by Amendment No. 1 filed with the SEC on April 2, 2019 ("Amendment No. 1").

This Amendment No. 2 is being made to reflect changes in beneficial ownership as a result of the transactions described in Item 4 and Item 5 below. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement as amended.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows:
On May 20, 2019, the Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015 (the "Trust") sold 50,000 shares of the Class B Stock to the Moog Inc. Stock Employee Compensation Trust (SECT) to raise proceeds in order to reimburse the Issuer for payments made under the Defined Benefit Supplemental Executive Retirement Plan (DB SERP) during Moog fiscal year 2018.

This Amendment No. 2 updates the status of the aggregate shareholdings of the Trust. As of May 20, 2019, the Trust holds a total of 826,170 shares of Class B Stock representing approximately 19.91% of the Issuer's total outstanding Class B Stock. This is a decrease from the 876,170 shares of Class B Stock held on March 29, 2019, as reported in Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a) The Trust beneficially owns 826,170 shares of Class B Stock, which equals 19.91% of the outstanding Class B Stock, based on 4,149,274 shares of the Class B Stock outstanding on April 26, 2019. The Trustee does not beneficially own any shares of Class B Stock on an individual basis.

(b) The Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 826,170 shares of Class B Stock held by the Trust. The Trustee does not share voting power or dispositive with any person with respect to any shares of Class B Stock held by the Trust.

(c) All transactions in Class B Stock by the Trust during the sixty day period prior to the date of the filing of Amendment No. 2 are outlined in the following table:

Date	Transaction	Resulting share movement	Price
5/20/2019	Sale to Moog Inc. SECT	50,000	$85.85

[ signature page follows ]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

JOHN D. HENDRICK, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. SUPPLEMENTAL RETIREMENT PLAN TRUST, as amended and restated effective January 1, 2015

By:     /s/ John P. McGrath as Power of Attorney for John D. Hendrick
John D. Hendrick, individually and as Trustee